Exhibit 23.1
Consent of Independent Registered
Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the McMoRan Exploration Co. 2005 Stock Incentive Plan for the registration of 3,500,000 shares of McMoRan Exploration Co. common stock and 3,500,000 preferred stock purchase rights of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedule of McMoRan Exploration Co., McMoRan Exploration Co. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of McMoRan Exploration Co. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana
May 6, 2005